Mail Stop 4561

June 6, 2007

William M. Salters
Chief Financial Officer
Britton & Koontz Capital Corporation
500 Main Street
Natchez, Mississippi 39120

>   **RE: Britton & Koontz Capital Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 14, 2007**
>   **Form 8-K filed April 12, 2007**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
>   **Filed May 15, 2007**
>   **File No. 001-33009**

Dear Mr. Salters,

        We have completed our review of the above filings and have no further comments at this time.

                                        Sincerely,

                                        Kevin W. Vaughn
                                        Accounting Branch Chief